Accretive Health, Inc.

December 22, 2015

Jaime G. John

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-3233

Re:	Accretive Health, Inc.
Form 10-K and 10-K/A for the fiscal year ended December 31, 2014
Filed June 23, 2015 and August 5, 2015
File No. 1-34746

Dear Ms. John:

This letter is submitted on behalf of Accretive Health, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your December 10, 2015 correspondence (the “Comment Letter”) dated December 10, 2015. The Company’s responses to the Staff’s comments are set forth below. For your convenience, your comments have been reproduced in italics below, together with the response.

Note 10. Commitments and Contingencies

Legal Proceedings, page F-29

1.	For multiple legal proceedings you state that the outcome is not presently determinable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not yet recognized) may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

The Company regularly evaluates the status of the legal proceedings in which it is involved, to evaluate whether accruals are appropriate under ASC 450-20-25-2 or whether an estimate of reasonably possible loss or an estimated range of reasonably possible loss can be made under ASC 450-20-50-4, if accruals are not appropriate. Each of the four legal proceedings for which Accretive Health stated that “the outcome is not presently determinable” in its June 2015 and August 2015 filings is described below. With respect to those proceedings, the Company did not consider any reasonably possible losses to be estimable at the time the filings were made, and accordingly, no additional disclosure of estimated loss, or a range of loss, was provided.

In light of the Staff’s comment and reflective of recent developments in the current reporting period through the date of this response letter, the Company expects the disclosures in the Notes to Consolidated Financial Statements (Commitments and Contingencies) of the Company’s Form 10-K for the period ending December 31, 2015 will include or otherwise address the following developments:

•	Hughes v. Accretive Health, Inc., et al. (N.D.Ill.). This is a putative securities class action arising from Accretive Health’s March 8, 2013 restatement announcement. On December 7, 2015, the parties executed a memorandum of understanding to resolve the suit for $3.9 million and filed a notice of settlement with the district court. The settlement requires district court approval, which the Company expects to receive in or about the second calendar quarter of 2016, and the Company believes the settlement payment of $3.9 million will be covered by insurance.

•	Church v. Accretive Health, Inc. (S.D.Ala.). This was a putative class action alleging purported violations of the FDCPA. On November 24, 2015, the district court granted Accretive Health’s motion for summary judgment and dismissed the case with prejudice. Plaintiff filed a notice of appeal on December 21, 2015.

•	Anger v. Accretive Health, Inc. (E.D.Mich). This is another putative class action alleging purported violations of the FDCPA. Although the case was filed on July 22, 2014, Accretive Health’s answer to plaintiff’s amended complaint was not filed until December 14, 2015 and, with the exception of initial disclosures, discovery has not yet commenced. The Company continues to believe that it has meritorious defenses, including the summary judgment decision in Church, which dismissed substantially similar claims. Accordingly, the outcome still is not presently determinable, and the Company is not able to estimate any reasonably possible losses or range of such losses at this time.

•	Worthy v. Eastern Maine Healthcare Systems et. al. (D.Maine) is a qui tam suit arising from an employment action brought before the Maine Human Rights Commission (“MHRC”). On June 23, 2015, the MHRC issued its Notice of Right to Sue and decision to terminate its process with respect to all charges asserted by Ms. Worthy. In the district court, service on Accretive Health was not effected until September 18, 2015. No answer is due until January 19, 2016 and no discovery has been served. The Company continues to believe that it has meritorious defenses. Accordingly, the outcome still is not presently determinable, and the Company is not able to estimate any reasonably possible losses or range of such losses at this time.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or if there is further information we can provide, please do not hesitate to contact me.

Sincerely,

/s/ Daniel A. Zaccardo

Daniel A. Zaccardo

Senior Vice President and General Counsel

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